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OBOOK Holdings Inc. (NASDAQ: OWLS) Announces Unaudited First Half 2026 Financial Results as OwlPay Harbor Commercial Scaling Accelerates

Arlington, Virginia, United States, August 21, 2026 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OBOOK” or the “Company”), which operates its global fintech business under the brand OwlTing Group, today announced its unaudited financial results for the six months ended June 30, 2026.

The Company’s first half 2026 financial results primarily reflect its established revenue base and the earlier-stage commercialization of OwlPay Harbor (“Harbor”), the Company’s stablecoin-based infrastructure for cross-border enterprise payments.1 Following period-end, Harbor transaction activity accelerated as more enterprise clients progressed into live production.

Management remains focused on converting the technology, regulatory coverage, banking relationships, settlement capabilities, and compliance infrastructure built over the past several years into recurring enterprise payment activity.

Recent Commercial Developments

The following developments occurred after June 30, 2026 and are not reflected in the Company's financial results for the six months ended June 30, 2026. Operating metrics presented below are unaudited and derived from the Company's internal records.

●
Cumulative volume across the Company's full payment platform continued to build. Across the OwlPay platform, spanning both fiat and stablecoin payments, cumulative processed payment volume has surpassed US$700 million, up from more than US$600 million as of June 30, 2026. This measure covers the full platform and is not limited to activity on Harbor.2

The Company has set a target for cumulative processed payment volume across the OwlPay platform to exceed US$1 billion by December 31, 2026. Cumulative processed payment volume is an operating measure and is not a measure of revenue; the target does not constitute revenue guidance.

1 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc. As of August 21, 2026, OwlTing Group has obtained Money Transmitter Licenses or their equivalent in 41 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 42 U.S. states, and it also operates under a Virtual Asset Service Provider (VASP) registration in Poland (European Union) and an Electronic Payment Service Operator (Bank API license) in Japan. For a list of global licenses obtained, see https://www.owlting.com/owlpay/licenses?lang=en.

2 Cumulative processed payment volume represents the aggregate value of payments processed across the OwlPay platform since inception, including both fiat and stablecoin payment flows and net of transaction reversals. It is unaudited and derived from the Company's internal records. It is an operating measure, is not a measure of revenue, and is not reconcilable to any IFRS measure. The Company previously disclosed that cumulative processed payment volume had surpassed US$600 million as of June 30, 2026.

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Payment volume on OwlPay Harbor continued to accelerate following period-end. Based on payment activity during the trailing 30 days as of August 20, 2026, annualized payment volume was approximately US$160 million. This compares with approximately US$130 million based on the trailing 30 days as of August 13, 2026, and with approximately US$96 million based on payment volume during July 2026.3

Harbor entered commercial scaling approximately six months ago, following more than five years of investment in payment technology, regulatory infrastructure, banking and settlement relationships, and compliance capabilities.

●
Monthly volume growth on Harbor continued through July. July payment volume increased 107.6% month over month, and transaction count increased 109.5%, marking the sixth consecutive month of sequential payment volume growth. Enterprise clients increased to 79 as of July 31, 2026, from 67 as of June 30, 2026, and remain at varying stages of integration, activation and production.4

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OwlPay Harbor continued to expand across global payment corridors. For the seven months ended July 31, 2026, more than 90% of payment value involved stablecoins converted into fiat, with payments settled into more than 40 countries and territories and approximately two-thirds of payout value going to corporate recipients. More than 60% of cross-border payout value settled through the Circle Payments Network, with Brazil and Nigeria among the largest sending markets.5

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OwlPay is exploring expansion of its payment infrastructure in Taiwan. The Company is in preliminary discussions with Taiwanese banks and other financial institutions regarding potential collaborations to connect local enterprises with OwlPay’s cross-border payment, on- and off-ramp, liquidity and settlement infrastructure. No definitive agreements have been entered into, and any such collaboration would be subject to applicable Taiwan regulatory requirements and approvals. There can be no assurance that any collaboration will be concluded or that any service will be launched in Taiwan.

●
Visa Direct integration is progressing toward commercialization. The core technical integration was substantially completed during the first half of 2026.6 The Company is now focused on completing

3 Annualized payment volume is a point-in-time operating measure calculated by dividing completed payment volume on OwlPay Harbor during the applicable reference period by the number of days in that period and multiplying the result by 365. Three reference periods are presented: the calendar month of July 2026, the trailing 30 days as of August 13, 2026, and the trailing 30 days as of August 20, 2026. These reference periods overlap, as the trailing 30-day period includes days falling within July 2026. The three figures are therefore not sequential period results and should not be used to derive a rate of change between periods. Annualized payment volume is unaudited and derived from the Company's internal records. It is a derived measure and does not represent actual historical annual payment volume, contracted payment volume, revenue, or financial guidance, and it should not be used to project future payment volume or revenue. Completed payment volume in any reference period may not be representative of any other period. The Company intends to present this measure using consistent definitions and to disclose any material change in how it is defined or calculated.

4 Operating metrics are unaudited and derived from the Company's internal records. Monthly figures reflect transactions completed within the applicable calendar month. July 2026 payment volume and transaction count growth, and the enterprise client counts were previously disclosed. See “OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor July Payment Volume Increased 107.6% Month Over Month,” issued August 3, 2026, available at https://www.globenewswire.com/news-release/2026/08/03/3337383/0/en/owlting-group-nasdaq-owls-reports-owlpay-harbor-july-payment-volume-increased-107-6-month-over-month.html.

5 Corridor, destination and payment-mix statistics are unaudited and derived from the Company's internal records, are calculated by payment value rather than transaction count, as previously disclosed. See “OwlTing Group (NASDAQ: OWLS) Reports OwlPay Harbor July Payment Volume Increased 107.6% Month Over Month,” issued August 3, 2026, available at https://www.globenewswire.com/news-release/2026/08/03/3337383/0/en/owlting-group-nasdaq-owls-reports-owlpay-harbor-july-payment-volume-increased-107-6-month-over-month.html.

6 The Visa Direct collaboration was previously disclosed. See “OwlTing Group (NASDAQ: OWLS) Expands Visa Collaboration to Support U.S. Debit Card Funding of USDC Transactions,” issued April 9, 2026, available at https://www.globenewswire.com/news-

release/2026/04/09/3270890/0/en/owlting-group-nasdaq-owls-expands-visa-collaboration-to-support-u-s-debit-card-funding-of-usdc-transactions.html.

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remaining operational, onboarding and compliance requirements before commercial deployment. Timing remains subject to completion of those requirements and to the approvals of the Company's partners.

First Half 2026 Operational Highlights

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U.S. regulatory coverage expanded during the period. In June 2026, the Company obtained a Money Transmitter License from the State of Ohio, bringing its U.S. regulatory coverage to 42 states. The Company also maintains a VASP registration in Poland and an Electronic Payment Intermediary Service Provider registration in Japan. In addition, the Company is pursuing further regulatory approvals, including an EMI license and CASP registration under MiCAR in the EU, a fund transfer service license and stablecoin-related regulatory approvals in Japan, and other global markets, subject to applicable regulatory review and approval.7

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Banking and settlement activity flow exceeded US$1.4 billion. Gross activity across the Company's banking and settlement infrastructure has exceeded US$1.4 billion since inception as of June 30, 2026, reflecting the increasing scale of the banking layer supporting OwlPay. These flows include activity associated with liquidity positioning, prefunding, treasury movement, and settlement support across the Company's banking relationships and payment infrastructure. Banking activity flow is distinct from processed payment volume and should not be interpreted as customer payment volume or revenue.8

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Launched OwlPay Agent Wallet for AI-initiated payments. In May 2026, the Company launched OwlPay Agent Wallet, a self-custody digital wallet designed for authorized AI agents to send, receive, and manage stablecoins on behalf of users. The Wallet supports transactions across the Ethereum ecosystem, Stellar, and Solana and forms part of OwlTing’s broader payment infrastructure for emerging agentic-commerce use cases.9

7 The expanded U.S. regulatory coverage to 42 states was previously disclosed. See “OwlTing Group (NASDAQ: OWLS) Secures Ohio Money Transmitter License, Extending U.S. Coverage ,to 42 States,” issued June 3, 2026, available at https://www.globenewswire.com/news-release/2026/06/03/3305859/0/en/owlting-group-nasdaq-owls-secures-ohio-money-transmitter-license-extending-u-s-coverage-to-42-states.html.

8 Banking activity flow represents the gross value of funds movements recorded across the Company's banking and settlement infrastructure, including activity associated with liquidity positioning, prefunding, treasury movement and settlement support. Because a single underlying payment may give rise to more than one funds movement, the same underlying funds may be reflected more than once in this measure. Banking activity flow is unaudited, is derived from the Company's internal records, and is distinct from processed payment volume. It is not a measure of customer payment volume, transaction volume or revenue, is not reconcilable to any IFRS measure, and should not be used to estimate the Company's revenue or results of operations for any period.

9 The OwlPay Agent Wallet launch was previously disclosed. See “OwlTing Group (NASDAQ: OWLS) Launches OwlPay Agent Wallet, Targeting the Emerging Multi-Trillion-Dollar Agentic Commerce Economy,” issued May 4, 2026, available at https://www.globenewswire.com/news-release/2026/05/04/3286859/0/en/owlting-group-nasdaq-owls-launches-owlpay-agent-wallet-targeting-the-emerging-multi-trillion-dollar-agentic-commerce-economy.html.

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Management Commentary

Darren Wang, Founder, Chairman and Chief Executive Officer of OBOOK Holdings Inc., commented:

“For more than five years, we have invested in the technology, regulatory capabilities, banking and settlement relationships and compliance infrastructure required to support a global payment platform. Harbor entered commercial scaling only approximately six months ago, and we are now beginning to see that infrastructure translate into measurable transaction activity.”

“Annualized payment volume on Harbor was approximately US$160 million based on the trailing 30-day period as of August 20, compared with the approximately US$130 million we disclosed a week earlier. Harbor has now delivered six consecutive months of sequential growth.”

“What matters most to us is the consistency of the trend as more clients move into production and existing clients increase their activity. Our focus for the second half is to bring more enterprise clients into recurring production, increase utilization, expand settlement capacity and add additional payment corridors.”

Winnie Lin, Chief Financial Officer of OBOOK Holdings Inc., stated:

“Our first-half financial statements largely reflect the Company’s historical revenue base and the earlier investment, onboarding and activation phase of OwlPay Harbor, while the acceleration in Harbor transaction activity became increasingly visible following period-end.”

“The increase in reported net loss during the first half was primarily driven by non-cash share-based compensation, higher finance costs associated with our convertible note, and the non-recurrence of a foreign exchange gain recorded in the prior-year period. Excluding share-based compensation from cost of revenue, adjusted gross margin improved to 15.3% from 12.5%, while adjusted operating expenses increased only 6.6% year over year. This reflects disciplined cost management even as the business accelerates and expands.”

“A significant portion of the infrastructure and operating base required to support OwlPay has already been established. As payment activity scales, we believe this infrastructure can support greater transaction volume without a proportionate increase in the underlying operating cost base, creating the potential for operating leverage over time.”

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First Half 2026 Financial Results

Unless otherwise indicated, all amounts are presented in U.S. dollars and are unaudited. Certain figures are subject to rounding and may not sum to the totals presented. References to “Adjusted” measures are to non-IFRS financial measures; see “Use of Non-IFRS Financial Measures” below and the reconciliation tables at the end of this press release.

Revenue

Total revenue was US$3.87 million in the first half of 2026, compared with US$3.84 million in the first half of 2025, representing year-over-year growth of approximately 0.8%.

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Revenue from payment services was US$2.11 million in the first half of 2026, compared with US$2.17 million in the first half of 2025, a decrease of approximately 2.8%. Revenue contribution from the Company’s newer OwlPay products and services continued to increase during the period, partially offsetting a modest decline in the legacy payment gateway business. This shift toward newer products carrying higher underlying margins contributed to the improvement in Adjusted gross margin. Payment services represented 54.5% of total revenue in the first half of 2026 compared with 56.5% in the prior-year period.

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Revenue from hospitality services increased approximately 11.0% to US$1.54 million in the first half of 2026 from US$1.39 million in the same period last year. Hospitality-related software services revenue increased approximately 23.9% to US$0.80 million from US$0.64 million, driven by continued growth in OwlNest subscription revenue and room-fee collection volume. Hospitality platform services remained broadly stable at approximately US$0.74 million.

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Revenue from the e-commerce platform was approximately US$0.22 million in the first half of 2026, compared with US$0.29 million in the same period last year, a decrease of approximately 22.2%, reflecting the Company’s continued strategic reallocation of internal resources toward higher-growth business lines, particularly its payment infrastructure platform.

The underlying revenue schedule shows US$2.1 million of payment services revenue, US$0.80 million of hospitality software revenue, US$0.74 million of hospitality platform revenue and US$0.22 million of e-commerce revenue, totaling US$3.87 million. The rounded figures above reflect those underlying amounts.

Cost of Revenue

Cost of revenue in the first half of 2026 was US$3.62 million, compared with US$3.36 million in the same period last year. The increase was primarily attributable to approximately US$0.34 million in non-cash share-based compensation recognized within cost of revenue, which was not present in the prior-year period. Excluding share-based compensation, cost of revenue was broadly stable year over year notwithstanding the continued expansion of the Company’s payment operations.

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Gross Profit

Gross profit in the first half of 2026 was US$0.25 million, compared with US$0.48 million in the same period last year. Gross margin decreased to 6.4% from 12.5%, primarily due to the impact of share-based compensation recognized within cost of revenue.

Adjusted gross profit, defined as gross profit excluding non-cash share-based compensation recognized within cost of revenue, increased to approximately US$0.59 million from US$0.48 million in the same period last year. Adjusted gross margin improved to 15.3% from 12.5%, an increase of 2.8 percentage points. The improvement primarily reflects the continued shift in revenue mix toward higher-margin products and services.

Operating Expenses

Operating expenses totaled US$17.33 million in the first half of 2026, compared with US$6.79 million in the same period last year. The significant increase was primarily attributable to non-cash share-based compensation recognized in connection with RSUs and RSAs granted under the Company’s Share Incentive Plan.

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Adjusted operating expenses, which exclude approximately US$10.1 million of non-cash share-based compensation, were US$7.24 million in the first half of 2026 compared with US$6.79 million in the same period last year, an increase of approximately 6.6%.

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Marketing and sales expenses were US$1.98 million, compared with US$0.95 million in the same period last year. The increase reflected, among other items, share-based compensation and investments supporting OwlPay product launches, marketing activity, corporate communications and brand visibility.

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General and administrative expenses were US$10.95 million, compared with US$4.53 million in the same period last year, primarily reflecting share-based compensation, ongoing public-company costs and additional personnel.

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Research and development expenses were US$4.41 million, compared with US$1.31 million in the same period last year, reflecting share-based compensation as well as continued investment in the OwlPay Harbor platform, corridor integrations, scalability and compliance systems.

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Net Loss

Net loss was US$18.82 million in the first half of 2026 compared with US$3.91 million in the same period last year. Basic and diluted loss per share attributable to owners of the parent was US$0.23, compared with US$0.05 in the prior-year period.

The year-over-year change in net loss was substantially attributable to non-cash and financing items rather than underlying operating activity. Of the approximately US$14.9 million increase, approximately US$10.44 million was non-cash share-based compensation expense and approximately US$2.50 million related to increased finance costs associated with the senior secured convertible note issued during the period. A further approximately US$2.49 million reflected the non-recurrence of a net foreign currency exchange gain recorded in the first half of 2025, partially offset by approximately US$0.85 million of gain on financial liabilities at fair value through profit or loss recognized in the first half of 2026.

Adjusted net loss, excluding share-based compensation and convertible-note finance costs, was approximately US$5.9 million in the first half of 2026 compared with approximately US$3.9 million in the same period last year.

Liquidity and Capital Resources

Operating cash outflows totaled US$6.07 million in the first half of 2026, compared with US$1.29 million in the same period of 2025.

As of June 30, 2026, the Company had cash and restricted cash of US$11.86 million, compared with US$9.35 million as of December 31, 2025.

Conference Call Information

Management has pre-recorded an earnings call to discuss the Company’s first half 2026 financial results and recent business developments.

Date and time: 4:30 p.m. Eastern Time on Friday, August 21, 2026

Webcast link: https://events.zoom.us/ev/Ai0D9W0QAlHdxUC8tE8oJ9DEGyQJ4GXdAeP2PH_4AYQ0LIn4avcO~AtHUrN_b8ge1mLVv_kKNGoLzdCw-plMU1zvxQjtuTQEDmbiL7S-LBm1VrQ

A live and archived webcast of the conference call will be available on the Company's Investor Relations website at https://investors.owlting.com/.

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About OBOOK Holdings Inc.

OBOOK Holdings Inc. (NASDAQ: OWLS) is a global fintech company building regulated payment infrastructure, operating globally through its flagship brand OwlTing Group. Headquartered in Taiwan with subsidiaries across the U.S., Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia, the Company delivers innovative solutions, including its fiat and digital currency hybrid payment platform, OwlPay, to empower businesses in the expanding digital economy. Recognized for rapid growth and industry leadership, OwlTing was ranked No. 226 on the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list with a 42% CAGR, and named among the key global players in the “Enterprise & B2B” category by CB Insights. For more information, visit www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company's expected commercial scaling, client activation, future payment volume trends, platform utilization, future profitability, geographic expansion, regulatory and licensing initiatives, and the Company's target for cumulative processed payment volume across the OwlPay platform. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” “target,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. Any targets represent management's objectives, are not projections, forecasts or guidance, and may not be achieved. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Non-IFRS Financial Measures

This announcement presents certain non-IFRS financial measures, including non-IFRS cost of revenue, non-IFRS gross profit, non-IFRS gross margin, non-IFRS marketing and sales expenses, non-IFRS general and administrative expenses, and non-IFRS research and development expenses, which exclude share-based compensation expenses recognized in connection with restricted share units (RSUs) and restricted share awards (RSAs) granted under the Company's Share Incentive Plan. These non-IFRS financial measures are not prepared in accordance with IFRS Accounting Standards and should not be considered in isolation from, or as a substitute for, financial information presented in accordance with IFRS. Other companies may calculate similarly titled measures differently, which reduces their usefulness as comparative measures. A reconciliation of each non-IFRS financial measure to its most directly comparable IFRS measure is set forth in the accompanying financial tables.

The Company believes these non-IFRS financial measures provide useful information to investors by (i) isolating the cash component of the Company's operating expenses, separate from the non-cash impact of equity-based incentives; (ii) providing a more meaningful comparison of the Company's operational performance from period to period; and (iii) reflecting the underlying trends in the Company's business operations independent of the recognition of share-based compensation.

OBOOK Holdings Inc. Investor Relations

ir@owlting.com

OBOOK Holdings Inc. Media Relations

pr_office@owlting.com

The Blueshirt Group, Investor Relations

OwlTing@BlueshirtGroup.com

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OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

June 30, 2026 and December 31, 2025

(Expressed in U.S. Dollars)

	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash	$10,190,162	7,493,875
Restricted cash	1,672,123	1,860,930
Accounts receivable	391,094	400,941
Other receivables	53,052	47,070
Current tax assets	9,586	7,047
Prepayment	447,485	648,064
Other financial assets-current	5,576,751	7,100,069
Other current assets	459,499	95,955
Total current assets	18,799,752	17,653,951
Non-current assets:
Property, plant and equipment	786,801	926,596
Right-of use assets	2,871,413	3,453,417
Other intangible assets	854,875	421,814
Other financial assets-non-current	711,042	675,134
Other non-current assets	31,966	20,769
Total non-current assets	5,256,097	5,497,730
Total assets	$24,055,849	23,151,681

Liabilities and Equity
Current liabilities:
Financial liabilities at fair value through profit or loss	$5,845,622	-
Contract liabilities-current	1,924,021	1,869,172
Accounts payable	1,837,582	1,851,494
Other payables	2,587,992	3,711,946
Other payables to related parties	3,588,983	2,465,324
Current tax liabilities	1,324	5,888
Current provisions	74,171	74,595
Lease liabilities-current	1,035,784	1,126,510
Long-term borrowings, current portion	651,699	832,233
Convertible note	4,948,810	-
Other current liabilities-receipts under custody	11,293,333	11,705,838
Other current liabilities	122,705	130,333
Total current liabilities	33,912,026	23,773,333

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OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

June 30, 2026 and December 31, 2025

(Expressed in U.S. Dollars)

	June 30, 2026	December 31, 2025
Non-current liabilities:
Long-term borrowings	$-	2,810
Lease liabilities-non-current	2,241,156	2,780,453
Other non-current liabilities	154,301	172,860
Total non-current liabilities	2,395,457	2,956,123
Total liabilities	36,307,483	26,729,456
Equity attributable to owners of parent:
Share capital	88,408	88,408
Capital surplus	130,456,061	130,456,061
Accumulated deficit	(111,290,417)	(92,468,883)
Other equity	(31,034,806)	(41,549,740)
Treasury stock	(471,179)	(104,515)
Equity attributable to owners of the parent	(12,251,933)	(3,578,669)
Non-controlling interest	299	894
Total Equity	(12,251,634)	(3,577,775)
Total liabilities and equity	$24,055,849	23,151,681

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OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

For the six months ended June 30, 2026 and 2025

(Expressed in U.S. Dollars)

	For the six months ended June 30
	2026	2025
Revenue	$3,870,097	3,840,984
Costs of revenue	(3,622,830)	(3,360,935)
Gross profit	247,267	480,049
Operating expenses:
Marketing and sales	(1,975,968)	(954,260)
General and administrative	(10,948,427)	(4,524,458)
Research and development	(4,410,072)	(1,312,137)
Total operating expenses	(17,334,467)	(6,790,855)
Net operating loss	(17,087,200)	(6,310,806)
Non-operating income and expense :
Interest income	47,852	25,113
Foreign currency exchange gains	118,803	2,473,289
Foreign currency exchange losses	(138,133)	(1,144)
Gain (loss) on financial liabilities at fair value through profit or loss	837,286	(8,815)
Other losses	(5,666)	(3,288)
Other income	34,720	48,509
Finance costs	(2,628,246)	(125,513)
Total non-operating income and expenses	(1,733,384)	2,408,151
Loss before tax	(18,820,584)	(3,902,655)
Income tax expenses	(1,572)	(6,098)
Net loss	(18,822,156)	(3,908,753)
Other comprehensive income (loss):
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences on translation of foreign financial statements	76,035	(3,083,737)
Components of other comprehensive income (loss) that will be reclassified to loss	76,035	(3,083,737)
Other comprehensive income (loss)	76,035	(3,083,737)
Total comprehensive loss	$(18,746,121)	(6,992,490)
Loss attributable to :
Owners of the parent	$(18,821,534)	(3,908,305)
Non-controlling interests	(622)	(448)
	$(18,822,156)	(3,908,753)
Total comprehensive loss attributable to :
Owners of the parent	$(18,745,526)	(6,992,115)
Non-controlling interests	(595)	(375)
	$(18,746,121)	(6,992,490)
Loss per share
Basic and Diluted loss per share	$(0.23)	(0.05)

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OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Changes in Equity

For the six months ended June 30, 2026 and 2025

(Expressed in U.S. Dollars)

	Equity attributable to owners of parent
	Share capital				Other equity
	Ordinary shares	Capital collected in advance	Capital surplus	Accumulated deficit	Exchange differences on translation of foreign financial statements	Unearned share-based compensation	Total	Treasury stock	Total	Non-controlling interest	Total equity
Balance at January 1, 2025	$80,866	2,000,000	51,678,353	(60,612,910)	2,555,649	-	2,555,649	-	(4,298,042)	3,462	(4,294,580)
Net loss for the period	-	-	-	(3,908,305)	-	-	-	-	(3,908,305)	(448)	(3,908,753)
Other comprehensive income (loss) for the period	-	-	-	-	(3,083,810)	-	(3,083,810)	-	(3,083,810)	73	(3,083,737)
Comprehensive loss for the period	-	-	-	(3,908,305)	(3,083,810)	-	(3,083,810)	-	(6,992,115)	(375)	(6,992,490)
Advance receipts for share capital	-	2,959,000	-	-	-	-	-	-	2,959,000	-	2,959,000
Balance at June 30, 2025	$80,866	4,959,000	51,678,353	(64,521,215)	(528,161)	-	(528,161)	-	(8,331,157)	3,087	(8,328,070)
Balance at January 1, 2026	$88,408	-	130,456,061	(92,468,883)	1,714,154	(43,263,894)	(41,549,740)	(104,515)	(3,578,669)	894	(3,577,775)
Net loss for the period	-	-	-	(18,821,534)	-	-	-		(18,821,534)	(622)	(18,822,156)
Other comprehensive income for the period	-	-	-	-	76,008	-	76,008	-	76,008	27	76,035
Comprehensive income (loss) for the period	-	-	-	(18,821,534)	76,008	-	76,008	-	(18,745,526)	(595)	(18,746,121)
Share-based payment expenses recognized	-	-	-	-	-	10,438,926	10,438,926	-	10,438,926	-	10,438,926
Acquisition of treasury share	-	-	-	-	-	-	-	(366,664)	(366,664)	-	(366,664)
Balance at June 30, 2026	$88,408	-	130,456,061	(111,290,417)	1,790,162	(32,824,968)	(31,034,806)	(471,179)	(12,251,933)	299	(12,251,634)

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OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

(Expressed in U.S. Dollars)

	For the six months ended June 30
	2026	2025
Cash flows from operating activities:
Loss for the year	$(18,822,156)	(3,908,753)
Adjustments for:
Depreciation expense	716,525	689,281
Amortization expense	69,436	47,247
Expected credit impairment gain	(70,163)	-
Gain (loss) on financial liabilities at fair value through profit or loss	(837,286)	8,815
Shared-based compensation costs	10,438,926	-
Impairment loss on intangible assets	1,825	1,325
Impairment loss on property, plant and equipment	-	860
Finance costs	2,628,246	125,513
Interest income	(47,852)	(25,113)
Government subsidy income	-	(76)
Income tax expense	1,572	6,098
	(5,920,927)	(3,054,803)
Change in operating assets and liabilities:
Decrease (increase) in accounts receivable	7,347	(152,560)
Decrease (increase) in other receivables	66,681	(215,083)
Decrease in prepayment	200,579	1,810,460
Decrease (increase) in other current assets	(363,544)	19,976
Increase in contract liabilities	54,849	243,899
Increase (decrease) in accounts payable	(13,912)	117,461
Increase (decrease) in other payable	48,643	(38,814)
Increase (decrease) in provisions	(424)	7,924
Decrease in other payable from related parties	(1,819)	(9,833)
Decrease in other current liabilities	(7,628)	50,923
Cash used in operations	(5,930,155)	(1,220,450)
Interest received	47,852	25,113
Interest paid	(178,598)	(111,419)
Income taxes refunded (paid)	(8,743)	14,819
Net cash flows used in operating activities	(6,069,644)	(1,291,937)

EX-99.1

OBOOK HOLDINGS INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

(Expressed in U.S. Dollars)

	For the six months ended June 30
	2026	2025
Cash flows from investing activities:
Acquisition of property, plant and equipment	(18,317)	(403,479)
Acquisition of intangible assets	(7,337,436)	(19,716)
Disposal of intangible assets	6,829,825	-
Increase in guarantee deposits paid	(50,525)	(7,555)
Decrease in guarantee deposits paid	6,527	84,560
Prepaid equipment costs	(11,674)	(7,424)
Net cash flows used in investing activities	(581,600)	(353,614)
Cash flows from financing activities:
Proceeds from issuance of convertible note	10,000,000	-
Payments for transaction costs attributable to the issuance of convertible note	(875,000)	-
Repayment of long-term borrowings	(172,970)	(172,235)
Proceeds from non-current financial liabilities at fair value through profit or loss	-	2,550,000
Repayment of preference share liabilities	-	(203,184)
Repayments of installment payables	(8,174)	(7,880)
Decrease in other payables	(1,150,000)	-
Increase in other payables from related parties	1,169,592	113,035
Increase (decrease) in other current liabilities-receipts under custody	1,110,813	(495,115)
Increase in guarantee deposits received	3,865	4,121
Decrease in guarantee deposits received	(5,541)	(3,434)
Payment of lease liabilities	(612,416)	(571,605)
Advance receipts for share capital	-	2,959,000
Acquisition of treasury share	(366,664)	-
Net cash flows provided by financing activities	9,093,505	4,172,703
Effect of exchange rate changes on cash and restricted cash	65,219	(3,093,891)
Net increase in cash and restricted cash	2,507,480	(566,739)
Cash and restricted cash at beginning of year	9,354,805	8,721,758
Cash and restricted cash at end of year	$11,862,285	8,155,019

EX-99.1

Special Note Regarding Share-Based Compensation Adjustment

The following tables present supplemental financial information illustrating the impact of share-based compensation expenses recognized in connection with restricted share units (RSUs) and restricted share awards (RSAs) granted under our Share Incentive Plan (the “SBC Adjustment”).

For purposes of the tables below, certain financial measures are presented both as reported in accordance with IFRS Accounting Standards and after excluding the applicable share-based compensation expenses. This presentation is intended to provide additional information regarding the impact of share-based compensation on our financial results and operating performance for the periods presented.

The financial measures excluding share-based compensation are not prepared in accordance with IFRS Accounting Standards and should not be considered in isolation from, or as a substitute for, the corresponding financial measures prepared in accordance with IFRS. Other companies may calculate similar measures differently, which may limit their usefulness for comparative purposes.

The following tables set forth the impact of the SBC Adjustment on the relevant financial measures for the periods indicated:

Adjusted Costs of Revenue

	2026	2025
	US$000	US$000
Costs of revenue	(3,623)	(3,361)
SBC Adjustment	344	—
Adjusted costs of revenue	(3,279)	(3,361)
Adjusted gross profit	591	480
Adjusted gross profit margin	15.3%	12.5%

Adjusted Marketing and Sales Expenses

	2026	2025
	US$000	US$000
Marketing and sales	(1,976)	(954)
SBC Adjustment	789	—
Adjusted marketing and sales	(1,187)	(954)

Adjusted General and Administrative Expenses

	2026	2025
	US$000	US$000
General and administrative	(10,948)	(4,524)
SBC Adjustment	6,379	—
Adjusted general and administrative	(4,569)	(4,524)

Adjusted Research and Development Expenses

	2026	2025
	US$000	US$000
Research and development	(4,410)	(1,312)
SBC Adjustment	2,927	—
Adjusted research and development	(1,483)	(1,312)